BART AND ASSOCIATES, LLC

Attorneys at Law

September 21, 2012

Via SEC Edgar Submission

Gabriel Eckstein, Staff Attorney

Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	APT Systems, Inc.
Registration Statement on Form S-1
Filed May 23, 2012
File No. 333-181597

Dear Mr. Eckstein:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

Comment 1: Since you appear to qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the Jobs Act:
o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

September 21, 2012

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Answer to Comment 1: The information requested has been added to the cover page of the Prospectus. The additional information referenced in the bullet points listed above has been added as the first Risk Factor in the Prospectus, and also includes the “opt out” language, as the Company is choosing not to participate in the extended transition period for complying with new or revised accounting standards.

Comment 2: Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Answer to Comment 2: The Company does not provide any written materials to potential investors that are qualified institutional buyers or institutional accredited investors, and the Company has not authorized anyone to do so on its behalf. There are no research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer.

Comment 3: Please ensure your financial statements and related disclosures meet the updating requirements of Rule 8-08 of Regulation S-X at the time you file your next amendment.

Answer to Comment 3: The financials in the original S-1 Filing were filed for the period ended January 31, 2012 and January 31, 2011. We have also provided financials for the Six Months ended July 31, 2012. All of the financial information present in the Amended S-1, dated September 14, 2012, is now compliant with Rule 8-08 and Rule 8-03 of Regulation S-X. The Financial Information contained in the financial reports for the six months ended July 31, 2012, has also been added to the Management’s Discussion and Analysis or Plan of Operation Section. The updated financials posted are in response to the Comment Letters we received on August 9, 2012 and July 24, 2012, which stated that our financials had not complied with the updating requirements of Rule 8-08 and Rule 8-03 of Regulation S-X.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

September 21, 2012

Cover Page

Comment 4: Disclosure in your cover page should comply with Securities Act Rule 421 by using plain English principals in the organization, language and design. Therefore, please remove the duplicate fee table and disclose that because this is a best efforts offering, you may not receive any proceeds from this offering.

Answer to Comment 4: The change regarding the disclosure of the offering being best efforts offering has been added directly below the fee table. The duplicate table on the cover page that referenced proceeds to the company has been removed.

Summary of Prospectus

General Information about Our Company page 4

Comment 5: In the second sentence, you state that “APT Systems, Inc. is a software R&D house.” In the immediately following sentence and elsewhere in your document, you disclose that you have not launched operations. Please reconcile.

Answer to Comment 5: The language in the second sentence that stated “APT Systems, Inc. is a software R&D house” has been removed, and language has been added to clarify that the company has not yet begun operations.

Risk Factors, page 6

Comment 6: Some of your risk factor subheadings appear to merely state a fact about your business. For example and without limitation, the subcaption on page 8 states that “the brokerage software industry is highly competitive.” Please revise your headings to reflect the risk that you discuss in the text and ensure that the language in the risk factors apply to your industry, company or offering. Please refer to Regulation S-K Item 503© and the Updated Staff Legal Bulletin Nu. 7 (June 7, 1999) beginning on page 11.

Answer to Comment 6: We have revised all risk factors that do not describe fully the impact that each risk factor can have on one’s investment as well as all risk factors that make a statement as opposed to fully describing the importance and possible negative outcome(s) of such risk factor. We have also ensured that the language contained in the body of all risk factors is applicable to our industry and company.

Comment 7: It appears that you may be considered a shell company under Securities Act Rule 405. Please tell us what consideration you gave to adding a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

September 21, 2012

Answer to Comment 7: The company did not consider adding a risk factor highlighting the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement because the company does not believe it is a shell company. Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets. Based on the fact that the company is actively and aggressively pursuing its business plan, which is to develop stock trading platforms for the financial and handheld markets, the company believes that is has operations that are not “nominal”. Further, while it is currently not generating revenue, it is actively developing its trading platforms for integration into hand held devices, which the company believes will derive substantial revenue in the near future. Due to the fact that the company is actively pursuing its business plan in an effort to grow and generate revenue, the company does not believe that its operations can be considered “nominal”, and for that reason the company does not believe that it is, or has ever been, a “shell company”.

Comment 8: Please add a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as inapplicability of proxy rules and Section 16 of the Exchange Act.

Answer to Comment 8: This risk factor has been added as the second to last risk factor in the entire “Risk Factors” Section. Also, we have added an additional risk factor that includes risks inherent with applying for a quotation on the otc bulletin board (otcbb).

There is no guarantee all of the funds raised…page 11

Comment 9: Please expand your risk factor to highlight and explain the effect on an investor that because there is no minimum offering amount, you may not receive any funds or the funds that you receive may be insufficient to commence operations.

Answer to Comment 9: This change has been made. Our risk factor has been expanded to include the fact that because there is no minimum offering amount, we may not receive any funds, or the funds that we do receive could be insufficient to commence operations, which could result in the company going out of business, and the loss of the investment.

Use of Proceeds, page 12

Comment 10: Please confirm that the offering proceeds are presented on a net basis in accordance with the introductory paragraph in Item 504 of Regulation S-K. In this regard, we note the disclosure on page II-1 that you expect to incur $9,600 in issuance and distribution expenses.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

September 21, 2012

Answer to Comment 10: The Company confirms that the offering proceeds are presented on a net basis in accordance with the introductory paragraph in Item 504 of Regulation S-K. The issuance and distribution expenses listed on page II-1 have been included in the use of proceeds amounts.

Comment 11: You state in the first risk factor on page 11 that factors such as increases in certain costs could result in changes to the use of proceeds. Please note that where you reserve the right to change the use of proceeds, you must specifically discuss contingencies and alternatives. Refer to Instruction 7 of Item 504 in Regulation S-K and revise accordingly.

Answer to Comment 11: This change to the risk factor that begins “There is no guarantee all of the funds raised…” has been made. Language has been added to comply with Instruction 7 of Item 504 in Regulation S-K to list specific contingencies and their alternatives.

Dilution of the Price you Pay for Your Shares, page 13

Comment 12: Please revise to include dilution information assuming 25%, 50%, and 75% of the shares are sold in the offering.

Answer to Comment 12: The language to include the information assuming 25%, 50% and 75% of the shares are sold in the offering has been added in paragraph form as well as in both of the charts listed below those paragraphs that describe the share ownership subsequent to the completion of the offering. The dilution information has been prepared as of the July 31, 2012 financial statements.

Selling Shareholders, page 14

Comment 13: On page II-2, you disclosure that the January 31, 2012 offering consisted of 173,000 shares. Please reconcile with the number of shares for that offering that you disclose on page 14.

Answer to Comment 13: This change has been made on page II-2, changing 173,000 to 178,000, which is the correct number reflected on page 14.

Comment 14: Refer to the penultimate paragraph in this section. Please note that it is inappropriate to qualify the statements you make based on your belief. Revise accordingly.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

September 21, 2012

Answer to Comment 14: The language has been amended to remove the fact that the statement was made upon the Company’s belief.

Description of Securities

2012 Equity Incentive Plan, page 18

Comment 15: Please describe all the material provisions of the 2012 Plan, including the “Change of Control” provisions in section 8 of exhibit 4.1. Also, tell us which section of the Plan provides for the issuance of deferred stock, stock appreciation rights, and other stock based awards.

Answer to Comment 15: All of the material sections (terms and conditions, restricted stock, administration and term of the plan, change of control, etc) have been added to the language in the Registration Statement. The statement that listed the issuance of deferred stock, stock appreciation rights and other stock based awards has been removed. That sentence was included in error in the Company’s initial S-1 filing.

Description of Business

Executive Summary, page 19

Comment 16: You disclose in the third paragraph that management agreed to advance you money. Please disclose the material terms of this agreement and any remedies available to you if money is not advanced

Answer to Comment 16: There was no formal agreement between the Company and its management to provide funds. The Management of the Company (Glenda Dowie, Joseph Gagnon and Carl Hussey) gave the Company a total of $72,000 to fund its limited operations for twelve months. There is an informal oral agreement among the three management members to continue to provide additional funds as necessary to continue the Company’s limited operations for twelve months. There are no remedies available to the Company if management is unable to provide these funds. Based upon the sale of its products and the at least partial success of this offering, the Company does not believe that management will be required to contribute additional funds during the next 12 months.

Principal services and their markets, page 19

Comment 17: Please revise the disclosure in this section. For example, you indicate that you will “develop and publish custom technical analysis indicators and trading systems both in-house and for third parties.” However, only on page 24 do you mention that you plan to develop “dimensional stock charts” and a “user-friendly charting tool.” Your revised disclosure should clearly describe the product you intend to develop, including the steps that remain in your business plan for you to begin sales within the next six months of the completion of the financing provided by this offering.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

September 21, 2012

Answer to Comment 17: The disclosure listed in Comment 17 has been expanded to include a more detailed description of the products to be offered by the Company. Also, the steps remaining prior to and including the sale of the Company’s products have been added.

Needs Assessment, page 20

Comment 18: Please clarify what you mean by “an information dense interactive display of the financial markets”, including a description of the specific features that you are developing for your products.

Answer to Comment 18: The sentence stating “an information dense interactive display of the financial markets” has been added to, in order to include the three dimensional display screen that the Company intends to incorporate into its future products.

Competition, competitive position in the industry and methods of competition, page 20

Comment 19: Please tell us the basis for your statements in the last two sentences of the second paragraph. To the extent that you are relying on research reports or other materials, please provide us with a copy and clearly mark each source to highlight the applicable portion or section containing the material on which you rely.

Answer to Comment 19: This information has been provided at the end of the paragraph. There were no research reports used directly, but the information did come from two websites (Example: Apple’s website), which are where the actual statistics were located.

Comment 20: In the last paragraph, disclose the basis for your statement that you will have no direct competitors. It is unclear how you conclude that banks and brokerage houses that provide the ability to access financial data and conduct trades from smart phones would not affect the demand for your product.

Answer to Comment 20: The sentence referenced in Comment 20 has been revised and corrected and the entire paragraph has been elaborated on to better explain the way the Company intends to work with banks and brokerage firms to assist their clients as opposed to competing directly with such banks and brokerage firms.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

September 21, 2012

Sources and availability of raw materials and the names of principal suppliers, page 20

Comment 21: Please tell us which provision of exhibit 10.2 provides for Mr. Gagnon to work on a part time basis and disclose in your document the number of hours that Mr. Gagnon is obligated to work on a weekly basis. In this regard, we note your disclosure on page 29 that he will devote 50% of his business time to you.

Answer to Comment 21: The Employment Agreement with Mr. Gagnon has been suspended as of June 15, 2012 by a Board of Directors Resolution, which has the result of Mr. Gagnon taking a leave of absence from his duties under the agreement. The Company shall have no financial obligation under the Agreement and Mr. Gagnon shall not provide services under the Agreement until December 15, 2012. The Company intends to amend the agreement with Mr. Gagnon upon it being resumed, to reflect a specific amount of hours to be worked per week. The language in the Registration Statement has been amended to reflect the temporary release from the obligations of both Parties. There were no negative occurrences that resulted in the suspension of the agreement. The Company and Mr. Gagnon felt it was in the Company’s best interest to pursue the effectiveness of the Registration Statement as well as his role as an officer and director at this time.

Government and Industry Regulation, page 21

Comment 22: Please identify and disclose the effects of the regulations that you refer to in this section, in accordance with Item 101(h)(4)(ix) of Regulation S-K.

Answer to Comment 22: The effects that the Company believes could occur due to the government regulations referred to in this section have been identified and disclosed.

Management’s Discussion and Analysis or Plan of Operations, page 23

General

Comment 23: Your plan of operations discussion appears to be based on the assumption that you will receive $200,000 from the sale of 100% of the shares in this offering. Please revise your plan of operations disclosures to provide a more detailed discussion of the extent to which you will be able to implement your business plan and describe the individual stages of the plan that you will be able to complete if only 25%, 50%, 75% of the shares are sold in this offering.

Answer to Comment 23: The discussion has been amended to reflect what portions will be able to be completed if 100%, 75%, 50% and 25% of the shares are sold. In addition, the table at the bottom of the Section titled “Begin Marketing and Sales Efforts” has been amended to reflect the different amounts of shares being sold.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

September 21, 2012

Finalize Dimensional Charting Tools (3 months), page 24

Comment 24: Please disclose what you mean by “SEO” in the penultimate sentence.

Answer to Comment 24: The full title for the acronym “SEO” has been added to this sentence, as well in every other place in which it appears.

Liquidity and Capital Resources, page 25

Comment 25: Revise your liquidity and capital resources discussion to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources, assuming the sale of 25%, 50%, 75% and 100% of the securities in this offering.

Answer to Comment 25: This revision to the discussion has been included to state the minimum number of months the company can conduct planned operations depending on how many of the shares are sold.

Limited operating history; need for additional capital, page 26

Comment 26: Please disclose the number of months that your current cash resources will fund.

Answer to Comment 26: This information has been added.

Directors, Executive Officers, Promoters and Control Persons

Background Information about our Officers and Directors, page 27

Comment 27: For Glenda Dowie, please disclose her business experience for the past five years, including dates and names of any companies where she was employed.

Answer to Comment 27: This has been disclosed in the Glenda Dowie Background Information paragraph. Ms. Dowie has only worked for two companies in the past five years, both of which are companies that she owns. Their names are The TraderZone Corporation and MTM Research, Inc.

Comment 28: Where you elect to refer to internet addresses, such as in the first paragraph, please note your obligations, including the filing obligations, as described in footnote 41 and the related text of Release 33-7856 (April, 28, 2000).

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

September 21, 2012

Answer to Comment 28: The hyperlinks in Glenda Dowie’s Background Information paragraph have been removed, as they were unnecessary to adequately describe her experience.

Section 16(a) Beneficial Ownership Reporting Compliance, page 27

Comment 29: It is unclear how the disclosure in this section is applicable to you as a reporting company under Section 15(d) of the Exchange Act. Please advise or revise.

Answer to Comment 29: This section has been removed.

Security Ownership of Certain Beneficial Owners and Management, page 30.

Comment 30: Please revise your table to include the options for 2,250,000 shares that you disclose on page 28.

Answer to Comment 30: These unexercised option shares have been added to the table.

Indemnification, page 31

Comment 31: We note your disclosure on page 16 regarding indemnification of selling shareholders. Please disclose all material indemnification obligations.

Answer to Comment 31: We have added the selling shareholder indemnification disclosure information to this paragraph. There are no further indemnification obligations to which the company is bound.

Part II. Information Not Required in Prospectus

Item 14. Indemnification of directors and officers, page II-1

Comment 32: We note the eight paragraph in exhibit 3.1. Please provide the disclosure required by Item 701 of Regulation S-K.

Answer to Comment 32: This information has been added pursuant to Item 702 of Regulation S-K.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

September 21, 2012

Signatures, page II-4

Comment 33: According to the instructions in Item 17 of Form S-1, a majority of the board of directors must sign the registration statement. Further, where a person holds more than one position, you must indicate the capacity in which that person signs the registration statement. Therefore, please revise to indicate who is signing as a director.

Answer to Comment 33: This change has been made to have the directors signing in their capacity as directors, and separately as officers.

Item 16. Exhibits

Exhibit 5.1

Comment 34: Please submit a revised exhibit 5.1 opining that the shares to be issued by the company will be, when sold, validly issued, fully paid, and nonassessable. Refer to Item 601(b)(5)(i) of Regulation S-K.

Answer to Comment 34: This change has been made to Exhibit 5.1.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for APT Systems, Inc.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com